Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2015 and 2014

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents		$26,300	$31,045
Investments	4	1,190	786
Accounts receivable	5	23,062	19,715
Inventories	6	19,297	21,604
Prepaid expenses		2,496	2,656
Total current assets		72,345	75,806

Non-current deposits		993	1,048
Deferred income tax asset		6,697	6,253
Mineral properties, plant and equipment	8	181,470	182,730
Total assets		$261,505	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$15,658	$17,408
Income taxes payable		1,884	8,181
Revolving credit facility	9	29,000	29,000
Total current liabilities		46,542	54,589

Provision for reclamation and rehabilitation		6,522	6,496
Deferred income tax liability		13,927	12,479
Total liabilities		66,991	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,976,901 shares (Dec 31, 2014 - 101,976,901 shares)	Page 4	367,853	367,853
Contributed surplus	Page 4	8,900	8,430
Accumulated comprehensive income (loss)	Page 4	(4,354)	(4,758)
Retained earnings (deficit)		(177,885)	(179,252)
Total shareholders' equity		194,514	192,273
Total liabilities and shareholders' equity		$261,505	$265,837

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2015	2014

Revenue		$51,109	$53,000

Cost of sales:
Direct production costs		31,269	27,220
Royalties		248	334
Share-based compensation	10 (a)	73	68
Depreciation and depletion		10,454	14,073

		42,044	41,695
Mine operating earnings		9,065	11,305

Expenses:
Exploration	11	1,074	2,168
General and administrative	12	1,829	2,438
		2,903	4,606
Operating earnings (loss)		6,162	6,699

Mark-to-market loss on derivative liabilities		-	1,434
Mark-to-market loss on contingent liability		-	41
Finance costs	9	313	446

Other income (expense):
Foreign exchange		(667)	(257)
Investment and other		354	184
		(313)	(73)

Earnings (loss) before income taxes		5,536	4,705

Income tax expense (recovery):
Current income tax expense		3,176	2,942
Deferred income tax expense (recovery)		1,003	(2,274)
		4,179	668
Net earnings (loss) for the period		1,357	4,037

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	4	404	8

Comprehensive income (loss) for the period		$1,761	$4,045

Basic and diluted earnings (loss) per share based on net earnings		$0.01	$0.04
Diluted earnings (loss) per share based on net earnings	10 (b)	$0.01	$0.04

Basic and diluted weighted average number of shares outstanding		101,976,901	100,494,157
Diluted weighted average number of shares outstanding	10 (b)	101,976,901	101,435,506

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other		Total
		Number of	Share	Contributed	comprehensive		Shareholders'
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2013		99,784,409	358,408	14,836	(4,081)	(113,015)	256,148

Exercise of options	10 (a)	315,000	1,201	(427)			774
Exercise of warrants		1,155,905	5,126	(248)			4,878
Share based compensation	10 (a)			459			459
Unrealized gain (loss) on available for sale assets	4				8		8
Earnings (loss) for the period						4,037	4,037
Balance at March 31, 2014		101,255,314	364,735	14,620	(4,073)	(108,978)	266,304

Exercise of options	10 (a)	636,000	2,753	(1,035)			1,718
Issued on acquisition of mineral properties, net		85,587	365				365
Share based compensation	10 (a)			3,141			3,141
Unrealized gain (loss) on available for sale assets	4				(685)		(685)
Expiry and forfeiture of options				(8,296)		8,296	-
Earnings (loss) for the period						(78,570)	(78,570)
Balance at December 31, 2014		101,976,901	367,853	8,430	(4,758)	(179,252)	192,273

Share based compensation	10 (a)			480			480
Unrealized gain (loss) on available for sale assets	4				404		404
Expiry and forfeiture of options				(10)		10	-
Earnings (loss) for the period						1,357	1,357
Balance at March 31, 2015		101,976,901	$367,853	$8,900	$(4,354)	$(177,885)	$194,514

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31,	March 31,
	Notes	2015	2014

Operating activities
Net earnings (loss) for the period		$1,357	$4,037
Items not affecting cash:
Share-based compensation	10 (a)	480	459
Depreciation and depletion		10,518	14,155
Deferred income tax provision (recovery)		1,003	(2,274)
Unrealized foreign exchange loss (gain)		140	(3)
Mark-to-market loss (gain) on derivative liability		-	1,434
Mark-to-market loss (gain) on contingent liability		-	41
Finance costs	9	306	436
Net changes in non-cash working capital	13	(9,519)	(1,178)
Cash from (used in) operating activities		4,285	17,107

Investing activites
Property, plant and equipment expenditures	8	(8,665)	(9,234)
Cash used in investing activities		(8,665)	(9,234)

Financing activities
Repayment of revolving credit facility	9	-	(1,000)
Interest paid		(225)	(311)
Exercise of options and warrants	10 (a)	-	2,727
Cash from (used in) financing activites		(225)	1,416

Increase (decrease) in cash and cash equivalents		(4,605)	9,289
Effect of exchange rate change on cash and cash equivalents		(140)	2
Cash and cash equivalents, beginning of period		31,045	35,004
Cash and cash equivalents, end of period		$26,300	$44,295

Supplemental cash flow information	13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on May 5, 2015.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S. A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. deC. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. deC. V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C. V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2014.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2014.

(a)	Changes in International Financial Reporting Standards (IFRS)
The Company has not adopted any new standards or consequential amendments during the period.

(b)	Changes in IFRS not yet adopted.
IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

4.	INVESTMENTS

	March 31	December 31
	2015	2014

Investment in marketable securities, at cost	$5,544	$5,544
Unrealized gain (loss) on marketable securities	(3,237)	(4,029)
Unrealized foreign exchange gain (loss)	(1,117)	(729)
	$1,190	$786

Marketable securities are classified as Level 1 in the fair value hierarchy (see Note 15) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

5.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2015	2014

Trade receivables (1)		$8,077	$7,394
IVA receivables		14,391	11,369
Income taxes recoverable		348	529
Due from related parties	7	155	180
Other receivables		91	243
		$23,062	$19,715

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 15).

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	INVENTORIES

	March 31	December 31
	2015	2014

Warehouse inventory	$8,996	$9,147
Stockpile inventory (1)	3,984	4,113
Work in process inventory	455	1,380
Finished goods inventory (2)	5,862	6,964
	$19,297	$21,604

(1)	The Company has stockpiled 78,143 tonnes of mined ore as of March 31, 2015 (December 31, 2014 – 75,103 tonnes).
(2)

The Company held 414,955 silver ounces and 2,006 gold ounces as of March 31, 2015 (December 31, 2014 – 507,081 and 2,378, respectively); these ounces are carried at the lesser of cost and net realizable value. As at March 31, 2015, the quoted market value of the silver ounces was $7,072 (December 31, 2014 - $8,098) and the quoted market value of the gold ounces was $2,198 (December 31, 2014 - $2,852).

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $155 net receivable related to administration costs and other items outstanding as of March 31, 2015. (December 31, 2014 – $180).

The Company was charged $52 for legal services for the three months ended March 31, 2015 by a legal firm in which the Company’s Corporate Secretary is a partner (March 31, 2014 - $28). The Company has $20 payable to the legal firm as at March 31, 2015 (December 31, 2014 - $3).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	31,469	4,086	4,125	1,273	781	41,734
Write offs	(631)	-	-	-	-	(631)
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	398,913	90,989	56,134	9,971	7,842	563,849

Additions	7,512	546	285	34	210	8,587
Disposals	-	-	-	-	-	-
Balance at March 31, 2015	$406,425	$91,535	$56,419	$10,005	$8,052	$572,436

Accumulated amortization and impairment
Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	39,885	5,893	5,820	769	1,539	53,906
Impairment	83,000	-	-	-	-	83,000
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	315,950	37,388	19,698	2,486	5,597	381,119

Amortization	6,026	1,734	1,535	201	351	9,847
Disposals	-	-	-	-	-	-

Balance at March 31, 2015	$321,976	$39,122	$21,233	$2,687	$5,948	$390,966

Net book value
At December 31, 2014	$82,963	$53,601	$36,436	$7,485	$2,245	$182,730
At March 31, 2015	$84,449	$52,413	$35,186	$7,318	$2,104	$181,470

9.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. At March 31, 2015, the Company had drawn $29,000 on the Facility. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million on July 24, 2015.

	Facility Financial
Facility Financial Covenants	Requirements	2015	2014
Leverage Ratio	< 3.00:1	0.71	0.64
Interest Service Coverage Ratio	> 4.00:1	42	40
Tangible Net Worth	> 168,155	198,368	197,031

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

During the period, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. The Company is in compliance with all financial covenants under the Facility as at March 31, 2015.

10.	SHARE CAPITAL

(a) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the

Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended
	March 31, 2015
	Number	Weighted average
	of shares	exercise price

Outstanding, beginning of year	4,846,950	$4.38
Granted	-	-
Exercised	-	-
Cancelled	(16,000)	$4.46
Outstanding, end of period	4,830,950	$4.38

Options exercisable at period end	3,292,450	$4.32

The following tables summarize information about stock options outstanding at March 31, 2015:

	Expressed in Canadian dollars
		Options Outstanding		Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2015	(Number of Years)	Prices	Mar 31, 2015	Prices

$3.00 - $3.99	886,600	0.2	$3.67	886,600	$3.67
$4.00 - $4.99	3,796,300	3.6	$4.40	2,257,800	$4.31
$8.00 - $8.99	148,050	1.7	$8.34	148,050	$8.34
	4,830,950	2.9	$4.38	3,292,450	$4.32

During the period ended March 31, 2015, the Company recognized share based compensation expense of $480 (March 31, 2014 - $459) based on the fair value of the vested portion of options granted in prior years.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b)	Diluted Earnings per Share

	Three Months ended
	March 31	March 31
	2015	2014
Basic earnings	$1,357	$4,037
Basic weighted average number of shares outstanding	101,976,901	100,494,157
Effect of dilutive securities:
Stock options	-	941,349
Diluted weighted average number of share outstanding	101,976,901	101,435,506

Diluted earnings per share	$0.01	$0.04

11.	EXPLORATION

	Three Months Ended
	March 31	March 31
	2015	2014

Depreciation and depletion	$25	$35
Share-based compensation	37	25
Salaries, wages and benefits	334	487
Direct exploration expenditures	678	1,621
	$1,074	$2,168

12.	GENERAL AND ADMINISTRATIVE

	Three Months Ended
	March 31	March 31
	2015	2014

Depreciation and depletion	$39	$38
Share-based compensation	370	366
Salaries, wages and benefits	320	1,048
Direct general and administrative expenditures	1,100	986
	$1,829	$2,438

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended
	March 31	March 31
	2015	2014

Net changes in non-cash working capital
Accounts receivable	$(3,347)	$2,212
Inventories	1,714	(2,265)
Prepaid expenses	160	1,009
Accounts payable and accrued liabilities	(1,749)	(1,359)
Income taxes payable	(6,297)	(775)
	$(9,519)	$(1,178)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	-	427
Fair value of exercised agent warrants allocated to share capital	-	248

Other cash disbursements:
Income taxes paid	5,978	3,856
Special mining duty paid	3,245	-

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	March 31, 2015
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$4,710	$143	$15,272	$6,048	$127	$26,300
Investments	1,190	-	-	-	-	1,190
Accounts receivables	204	481	3,574	5,929	12,874	23,062
Inventories	-	-	10,230	5,820	3,247	19,297
Prepaid expenses	1,180	605	368	98	245	2,496
Non-current deposits	138	56	583	143	73	993
Deferred income tax asset	-	-	-	-	6,697	6,697
Mineral property, plant and equipment	356	4,273	28,128	39,670	109,043	181,470
Total assets	$7,778	$5,558	$58,155	$57,708	$132,306	$261,505

Accounts payable and accrued liabilities	$3,636	$45	$3,084	$3,207	$5,686	$15,658
Income taxes payable	181	-	1,149	554	-	1,884
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,836	1,019	3,667	6,522
Deferred income tax liability	-	-	6,442	7,485	-	13,927
Total liabilities	$32,817	$45	$12,511	$12,265	$9,353	$66,991

	December 31, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$9,932	$195	$14,316	$6,100	$502	$31,045
Investments	786	-	-	-	-	786
Accounts receivables	378	391	1,914	4,004	13,028	19,715
Inventories	-	-	10,802	5,652	5,150	21,604
Prepaid expenses	1,505	622	378	68	83	2,656
Non-current deposits	193	56	582	143	74	1,048
Deferred income tax asset	178	-	-	-	6,075	6,253
Mineral property, plant and equipment	269	4,237	29,212	40,448	108,564	182,730
Total assets	$13,241	$5,501	$57,204	$56,415	$133,476	$265,837

Accounts payable and accrued liabilities	$4,610	$1,683	$2,959	$2,552	$5,604	$17,408
Income taxes payable	306	-	1,321	6,502	52	8,181
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,831	1,016	3,649	6,496
Deferred income tax liability	-	-	5,798	6,681	-	12,479
Total liabilities	$33,916	$1,683	$11,909	$16,751	$9,305	$73,564

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended March 31, 2015
Silver revenue	$-	$-	$15,490	$8,648	$7,708	$31,846
Gold revenue	-	-	2,302	10,105	6,856	19,263
Total revenue	$-	$-	$17,792	$18,753	$14,564	$51,109
Salaries, wages and benefits:
mining	$-	$-	$1,411	$1,302	$2,439	$5,152
processing	-	-	539	247	415	1,201
administrative	-	-	1,235	908	872	3,015
stock based compensation	-	-	25	24	24	73
change in inventory	-	-	189	(38)	362	513
Total salaries, wages and benefits	-	-	3,399	2,443	4,112	9,954
Direct costs:
mining	-	-	2,519	2,988	3,917	9,424
processing	-	-	2,441	3,471	3,126	9,038
administrative	-	-	584	560	804	1,948
change in inventory	-	-	590	(76)	464	978
Total direct production costs	-	-	6,134	6,943	8,311	21,388
Depreciation and depletion:
depreciation and depletion	-	-	2,498	2,790	4,629	9,917
change in inventory	-	-	(285)	(72)	894	537
Total depreciation and depletion	-	-	2,213	2,718	5,523	10,454
Royalties	-	-	102	79	67	248

Total cost of sales	$-	$-	$11,848	$12,183	$18,013	$42,044
Earnings (loss) before taxes	$(2,455)	$(1,074)	$5,944	$6,570	$(3,449)	$5,536
Current income tax expense	181	-	1,540	1,436	19	3,176
Deferred income tax expense (recovery)	-	-	644	784	(425)	1,003
Total income tax expense (recovery)	181	-	2,184	2,220	(406)	4,179
Net earnings (loss)	$(2,636)	$(1,074)	$3,760	$4,350	$(3,043)	$1,357

	Three months ended March 31, 2014
Silver revenue	$-	$-	$15,330	$11,193	$4,998	$31,521
Gold revenue	-	-	2,380	13,344	5,755	21,479
Total revenue	$-	$-	$17,710	$24,537	$10,753	$53,000
Salaries, wages and benefits:
mining	$-	$-	$1,512	$1,186	$1,927	$4,625
processing	-	-	555	279	463	1,297
administrative	-	-	912	937	756	2,605
stock based compensation	-	-	23	23	22	68
change in inventory	-	-	(573)	58	(450)	(965)
Total salaries, wages and benefits	-	-	2,429	2,483	2,718	7,630
Direct costs:
mining	-	-	3,308	3,802	2,841	9,951
processing	-	-	3,374	4,280	2,036	9,690
administrative	-	-	646	566	639	1,851
change in inventory	-	-	(1,260)	236	(810)	(1,834)
Total direct production costs	-	-	6,068	8,884	4,706	19,658
Depreciation and depletion:
depreciation and depletion	-	-	2,215	6,765	5,745	14,725
change in inventory	-	-	125	(478)	(299)	(652)
Total depreciation and depletion	-	-	2,340	6,287	5,446	14,073
Royalties	-	-	146	120	68	334

Total cost of sales	$-	$-	$10,983	$17,774	$12,938	$41,695

Earnings (loss) before taxes	$(4,432)	$(2,168)	$6,727	$6,763	$(2,185)	$4,705
Current income tax expense	-	-	1,397	1,476	69	2,942
Deferred income tax expense	-	-	123	(101)	(2,296)	(2,274)
Total income tax expense	-	-	1,520	1,375	(2,227)	668
Net earnings (loss)	$(4,432)	$(2,168)	$5,207	$5,388	$42	$4,037

The Exploration segment included $131 of costs incurred in Chile for the period ended March 31, 2015 (2014 - $133).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2015	$	$	$	$

Financial assets:
Available for sale securities	1,190	1,190	-	-
Trade receivables	8,077	8,077	-	-
Total financial assets	9,267	9,267	-	-

Fair values of financial assets and liabilities:

	As at March 31, 2015		As at December 31, 2014
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	26,300	26,300	31,045	31,045
Investments	1,190	1,190	786	786
Trade receivables	8,077	8,077	7,394	7,394
Other receivables	14,985	14,985	12,321	12,321
Total financial assets	50,552	50,552	51,546	51,546

Financial liabilities:
Accounts payable and accrued liabilities	15,658	15,658	17,408	17,408
Revolving credit facility	29,000	29,000	29,000	29,000
Total financial liabilities	44,658	44,658	46,408	46,408

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 4)
•	Trade receivables (see Note 5)

Endeavour Silver Corp.	Page -15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2015 and 2014
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski - Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 16 -